Lowenstein Sandler ATTORNEYS AT LAW	FACSIMILE COVER SHEET

FROM:	Alan Wovsaniker	DATE:	Thursday, April 12, 2012 2:26
65 Livingston Avenue Roseland, NJ 07068
TELEPHONE:	973 . 597 . 2564	DIRECT FAX:	973 . 597 . 2565
TO:	Ruairi Regan, Esq.
Facsimile Number:	1-703-813-6963	VOICE NUMBER:
TOTAL PAGES (WITH COVER)	02	Client Number:	24889/4

If you have any trouble with this transmittal, please call 973 . 597 . 2564 (Alan Wovsaniker)

Mr. Regan

Attached on a supplemental basis is a proposed Recent Developments section for the Cancer Genetics S-1.

Please let me know if you have any comments on this or on our last response letter to your comments as soon as practical so that Cancer Genetics can file an amendment with its red herring and commence its road show.

Thank you for your assistance.

Alan Wovsaniker

Circular 230 Disclaimer: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or tax-related matter(s) addressed herein.

This facsimile contains Privileged and Confidential Information. If you are not the intended recipient, dissemination of this communication is strictly prohibited. If you have received this facsimile in error, please immediately notify us by telephone and return the original facsimile to the above address. We will reimburse for all expenses incurred.

Recent Developments

We are currently finalizing our financial results for the three months ended March 31, 2012. While complete financial information and operating data as of and for such period are not available, based on the information and data currently available, our management preliminarily estimates that for the three months ended March 31, 2012 our tests and services revenue was between $815,000 and $845,000, compared to tests and services revenue of $770,000 for the three months ended March 31, 2011. Estimated total revenue for the three months ended March 31, 2012 was between $815,000 and $845,000 as we generated no grant revenue, and total revenue for the three months ended March 31, 2011 was $825,000, which included $55,000 in grant revenue. In addition, our management preliminarily estimates that for the three months ended March 31, 2012 our operating loss was between $1.7 million and $2.0 million, compared to an operating loss of $1.8 million for the three months ended March 31, 2011. Amounts have not yet been determined for non-operating items such as interest expense and the change in the fair value of our warrant liability, since these amounts are dependent on the fair value of our common shares at March 31, 2012 and that value has not yet been determined. We expect that the cash component of interest expense will increase compared to 2011 amounts due to higher levels of debt outstanding.

These estimated ranges are preliminary and may change. Our auditors and we have not begun our normal quarterly review procedures for the quarter ended March 31, 2012, and there can be no assurance that our final results for this quarter will not differ from these estimates, including as a result of quarter-end closing procedures or review adjustments, and such changes could be material. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP or as a measure of our performance. In addition, these preliminary results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be achieved for the remainder of 2012 or any future period.

Our consolidated interim financial statements for the quarter ending March 31, 2012 are not expected to be filed with the SEC until after this offering is completed. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed sufficient procedures to validate the estimated financial information contained herein.